UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No.  )*

SAND Technology Inc.
(Name of Issuer)
Class A Common Shares
(Title of Class of Securities)
799774302
(CUSIP Number)

January 1, 2013
(Date of Event Which Requires Filing of
This Statement) Check the appropriate
box to designate the rule pursuant to
which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)
*The remainder of this cover page shall
be filled out for a reporting persons
initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the
remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange
Act of 1934 (Act) or otherwise subject
to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No. 799774302
1  NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION
NOS. OF ABOVE PERSONS (ENTITIES ONLY) Irwin Zalcberg
2  CHECK THE APPROPRIATE BOX IF A MEMBER
OF A GROUP (see instructions)  (a) (b)
3  SEC USE ONLY
4  CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:  5  SOLE VOTING POWER 2,093,068
6  SHARED VOTING POWER
7  SOLE DISPOSITIVE POWER 2,093,068
8  SHARED DISPOSITIVE POWER
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
EACH REPORTING PERSON 2,093,068
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
(9) EXCLUDES CERTAIN SHARES (see instructions)
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.2%
12  TYPE OF REPORTING PERSON (see instructions) IN

Item 1(a).  Name of Issuer:
SAND Technology Inc.
Item 1(b).  Address of Issuers Principal Executive Offices:
4115 Sherbrooke St. W, Suite 500, Westmount, Quebec H3Z 1B1
Item 2(a).  Name of Person Filing:
Irwin Zalcberg
Item 2(b).  Address of Principal Business
Office or, if none, Residence:
52118 Lake Park Drive, Grand Beach, MI 49117
Item 2(c).  Citizenship:
USA
Item 2(d).  Title of Class of Securities:
Class A Common Shares
Item 2(e).  CUSIP Number: 799774302

Item 3. If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)



Broker or dealer registered under Section 15 of the Act;
(b)


Bank as defined in Section 3(a)(6) of the Act;
(c)


Insurance company as defined in Section 3(a)(19) of the Act;
(d)


Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)



An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E);
(f)


An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);


A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);


(g)

(h)



A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)

A church plan that is excluded from the
definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)



A non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J);
(k)


Group, in accordance with Rule
240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution
in accordance with Rule 240.13d-1(b)(1)(ii)(J),
please specify the type of institution:
Item 4. Ownership.
Provide the following information regarding
the aggregate number and percentage of the
class of securities of the issuer
identified in Item 1.
*
(a)
Amount Beneficially Owned: 2,093,068

(b)
Percent of Class: 10.2%

(c)
Number of shares as to which such person has:

(i)
sole power to vote or to direct the
vote: 2,093,068

(ii)
shared power to vote or to direct the vote:


(iii) sole power to dispose or to direct the disposition of: 2,093,068

* 1,225,389 shares are owned by Irwin Zalcberg
Individually and
  867,679 shares are owned
by Irwin Zalcberg through the Irwin Zalcberg

Profit Sharing Plan dated 1/2001.



(iv)
shared power to dispose or to direct the disposition of:


Item 5. 	Ownership of
Five Percent or Less of a Class.
If this statement is being filed to
report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Item 6. 	Ownership of More
than Five Percent on Behalf of Another Person.
Not applicable.
Item 7. 	Identification and
 Classification of the Subsidiary
Which Acquired the Security
Being Reported on by the Parent Holding Company.
Not applicable.
Item 8. 	Identification and
Classification of Members of the Group.
Not applicable.
Item 9. 	Notice of Dissolution of Group.
Not applicable.
Item 10. 	Certification.
By signing below I certify that, to the
best of my knowledge and belief, the
securities referred to
above were acquired and are held in the
ordinary course of business and were
not acquired and are
not held for the purpose of and do not
have the effect of changing the
control of the issuer of the
securities and were not acquired
and are not held in connection with
or as a participant in any
transaction having such purpose or
effect for the time being.

SIGNATURE
After reasonable inquiry and to the
best of my knowledge and belief,
I certify that the information
set forth in this statement is true,
complete and correct.
4/29/2013 Date
/s/ Irwin Zalcberg Signature
Irwin Zalcberg Name/Title
Instructions
(1)
Names of Reporting Persons---Furnish
the full legal name of each person
for whom the report is
filed--i.e., each person required to
sign the schedule itself--
including each member of a group.
Do not include the name of a person
required to be identified in the
report but who is not a reporting person.

(2)
If any of the shares beneficially
owned by a reporting person are
held as a member of a group and that
membership is expressly affirmed,
please check row 2(a). If the
reporting person disclaims membership
in a group or describes a relationship
with other person but does not
affirm the existence of a group,
please check row 2(b) [unless
it is a joint filing pursuant to
Rule 13d-1(k)(1) in which case it may
not be necessary to check row 2(b)].

(3)
The third row is for SEC
internal use; please leave blank.

(4)
Citizenship or Place of Organization---
Furnish citizenship if the named
reporting person is a natural
person. Otherwise, furnish place
of organization.

(5)-(9), (11) Aggregated Amount
Beneficially Owned By Each Reporting
Person, etc.---Rows (5) through
(9) inclusive, and (11) are to be
completed in accordance with the
provisions of Item 4 of Schedule 13G.
All percentages are to be rounded
off to the nearest tenth
(one place after decimal point).

(10)
Check if the aggregate amount reported
as beneficially owned in row 9
does not include shares as to
which beneficial ownership is
disclaimed pursuant to Rule 13d-4
under the Securities Exchange Act of 1934.

(12)
Type of Reporting Person---Please
classify each reporting person
according to the following breakdown
(see Item 3 of Schedule 13G) and
place the appropriate symbol on the form:



Category Symbol
Broker Dealer BD
Bank BK
Insurance Company IC
Investment Company IV
Investment Adviser IA
Employee Benefit Plan or Endowment Fund EP
Parent Holding Company/Control Person HC
Savings Association SA
Church Plan CP
Corporation CO
Partnership PN
Individual IN
Non-U.S. Institution FI
Other OO


Notes:
Attach as many copies of the second
part of the cover page as are needed,
one reporting person per page.
Filing persons may, in order to avoid
unnecessary duplication, answer
items on the schedules
(Schedule 13D, 13G, or TO) by appropriate cross references to an item or items on the cover page(s).
This approach may only be used where
the cover page item or items provide
all the disclosure required
by the schedule item. Moreover, such a
use of a cover page item will result
in the item becoming a part
of the schedule and accordingly being
considered as filed for purposes of
Section 18 of the Securities
Exchange Act or otherwise subject to
the liabilities of that section of the Act.
Reporting persons may comply with
their cover page filing requirements
by filing either completed copies
of the blank forms available from the
Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commissions regulations and meet existing Securities Exchange
Act rules as to such matters as clarity and size
(Securities Exchange Act Rule 12b-12).